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                          May 4, 2023

       Brandon Ribar
       President and Chief Executive Officer
       Sonida Senior Living, Inc.
       14755 Preston Road, Suite 810
       Dallas, Texas 75254

                                                        Re: Sonida Senior
Living, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed on May 1,
2023
                                                            File No. 333-271545

       Dear Brandon Ribar:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Nicholas
O'Leary at 202-551-4451 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Industrial Applications and

                          Services
       cc:                                              Paul Conneely, Esq.